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09057566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8816 Six Forks Road, Suite 301
(No. and Street)

Raleigh	NC	27615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Buchanan 919-870-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 09 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Partners, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Offic

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Member
CapFinancial Partners, LLC:

We have audited the accompanying balance sheets of CapFinancial Partners, LLC (the "Company"), a wholly-owned subsidiary of CapFinancial Group, Inc., as of December 31, 2008 and 2007, and the related statements of income and member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 23, 2009

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Balance Sheets

December 31, 2008 and 2007

Assets

	2008	2007
Current assets:		
Cash and cash equivalents	$ 2,815,307	1,393,826
Accounts receivable - trade, net of allowance	1,181,602	1,245,141
Other receivables	321,351	586,168
Prepaid expenses	528,246	479,491
Total current assets	4,846,506	3,704,626
Property and equipment, at cost:		
Office furniture and equipment	1,158,870	976,748
Software	287,361	243,009
	1,446,231	1,219,757
Less accumulated depreciation and amortization	(859,030)	(605,087)
Property and equipment, net	587,201	614,670
Other assets:		
Notes receivable - non-current portion	614,340	508,000
Other	539,147	354,137
	1,153,487	862,137
	$ 6,587,194	5,181,433

Liabilities and Member's Capital

	2008	2007
Current liabilities:		
Accounts payable	350,902	364,845
Commissions payable	172,998	310,459
Other payables	9,450	13,017
Accrued expenses	96,470	272,252
Deferred rent	8,012	27,803
Total current liabilities	637,832	988,376
Member's capital	5,949,362	4,193,057
	$ 6,587,194	5,181,433

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Income and Member's Capital

Years ended December 31, 2008 and 2007

	2008	2007
Revenues	$ 25,468,932	23,224,180
Operating expenses:		
Salaries and management fees	14,508,577	14,235,238
Payroll taxes and benefits	1,496,501	1,282,248
Registration and fees	89,343	75,454
Publications and dues	116,028	124,106
Legal and professional	377,817	597,699
Office	378,718	394,459
Travel and entertainment	840,185	746,123
Insurance	128,426	94,901
Promotion	296,265	351,620
Depreciation and amortization	253,943	247,344
Retirement	338,627	297,747
Technology	947,569	697,353
Rent	843,839	717,459
Client relations	69,619	45,062
Taxes and licenses	37,657	23,660
Miscellaneous	300,554	247,131
	21,023,668	20,177,604
Operating income	4,445,264	3,046,576
Other income-interest	56,041	78,717
Net income	4,501,305	3,125,293
Member's capital, beginning of year	4,193,057	2,496,764
Capital contibuted	-	250,000
Distributions	(2,745,000)	(1,679,000)
Member's capital, end of year	$ 5,949,362	4,193,057

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Cash Flows

Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 4,501,305	3,125,293
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	253,943	247,344
Changes in operating assets and liabilities:		
Accounts receivable - trade	63,539	(504,802)
Other receivables	314,417	(154,424)
Prepaid expenses	(48,755)	(262,742)
Accounts payable	(13,943)	44,574
Commissions payable	(137,461)	111,653
Other payables	(3,567)	(322,191)
Accrued expenses	(175,782)	146,933
Deferred rent	(19,791)	(18,210)
Net cash provided by operating activities	4,733,905	2,413,428
Cash flows from investing activities:		
Purchases of property and equipment	(226,474)	(352,101)
Notes receivable	(155,940)	(180,000)
Goodwill and other assets	(185,010)	-
Net cash used in investing activities	(567,424)	(532,101)
Cash flows from financing activities:		
Capital contributed	-	250,000
Distributions	(2,745,000)	(1,679,000)
Net cash used in financing activities	(2,745,000)	(1,429,000)
Net increase in cash and cash equivalents	1,421,481	452,327
Cash and cash equivalents, beginning of year	1,393,826	941,499
Cash and cash equivalents, end of year	$ 2,815,307	1,393,826

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Partners, LLC, (the "Company"), a North Carolina limited liability company, on April 16, 2003 to provide investment services to investors as a fully disclosed introducing broker-dealer. It is a wholly-owned subsidiary of CapFinancial Group, Inc. ("Group"). The Company operates in North Carolina and is licensed to operate in approximately twenty-nine other states. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis. Fees on accounts managed by the Company are collected and recognized on a quarterly basis at the beginning of each calendar quarter.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for both 2008 and 2007 was $22,500.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

(1) Organization and Significant Accounting Policies, Continued

Income Taxes

The Company has elected partnership status under the Internal Revenue Code whereby its income is taxed to the member; therefore, there is no provision for income taxes for the Company.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes". FIN 48 created a single model to address accounting for uncertain income tax positions and established a minimum recognition threshold a tax position must meet before being recognized in the financial statements. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has deferred adoption of FIN 48 until its 2009 financial statements. Management anticipates that the adoption of FIN 48 will not have a material impact on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 in 2008, and $100,000 in 2007, per bank. Amounts on deposit in excess of this limit as of December 31, 2008 and 2007 were $2,542,958 and $1,213,706, respectively.

Reclassifications

Certain amounts in the financial statements for 2007 have been reclassified to conform to the presentation for 2008. These reclassifications have no impact on net income or member's capital.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $100,000 for both 2008 and 2007, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008 and 2007, the Company had net capital of $2,247,470 and $678,853, respectively, which was $2,147,470 and $578,853 in excess of required net capital, and its ratio of aggregate indebtedness to net capital, respectively, was 0.28 and 1.46 to 1.

(3) Related Parties

As of December 31, 2008 and 2007, the Company had payables of $68,128 and $16,785, respectively, representing expenses paid by Group on behalf of the Company. The Company also leases office space and equipment from Group through 2010 requiring payments totaling $639,507, annually.

The Company also transacts business with Hatteras Investment Partners, a registered investment advisor and hedge fund manager, that was owned by related individuals. Fees paid in 2008 and 2007 totaled $937,324 and $874,702, respectively, with $0 outstanding as of both December 31, 2008 and 2007. The relationship with Hatteras ended on January 1, 2008 as a result of a change in ownership agreement dated December 31, 2006.

(4) Pension Plan

The Company maintains a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2008 and 2007 were $338,627 and $297,747, respectively.

(5) Leases

The Company pays rent under a sublease on certain office space in Raleigh, North Carolina, which is leased by Group (see note 3). In 2008, the Company entered into a lease for new office space commencing in October 2009.

(5) Leases, Continued

Additionally the Company leases or subleases additional office space in Raleigh, as well as office space in Charlotte, North Carolina, Atlanta, Georgia, Richmond, Virginia, Doylestown, Pennsylvania, and Akron, Ohio for varying terms, the longest ending in 2020. Future minimum payments are reflected below.

Year ending December 31,		
2009	$	682,689
2010		1,549,384
2011		1,613,264
2012		1,591,854
2013 and beyond		11,872,820
	$	17,310,011

The Company also leases office equipment from Group for $2,500 per month on a month-to-month basis.

(6) Acquisition

The Company continues to pursue acquisitions of other introducing broker dealers through its parent corporation, CapFinancial Group, Inc. During March 2008, Group completed the acquisition of certain assets of another broker dealer in Birmingham, Alabama.

(7) Notes Receivable

In 2008 and 2007, certain key employees received a cash payment, documented with a note, in connection with their employment. These notes receivable are forgiven over the initial five years of employment (one-fifth each year). Should the employee terminate prior to the end of the fifth year for reasons other than death or total disability, the balance of the note is due and payable plus interest. Balances due under such notes are as follows:

	2008	2007
Current portion	$ 201,600	152,000
Long-term portion	614,340	508,000
	$ 815,940	660,000

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Changes in Member's Capital

Years ended December 31, 2008 and 2007

	Total
Balance, December 31, 2006	$ 2,496,764
Net income for 2007	3,125,293
Capital contributed	250,000
Distributions	(1,679,000)
Balance, December 31, 2007	4,193,057
Net income for 2008	4,501,305
Distributions	(2,745,000)
Balance, December 31, 2008	$ 5,949,362

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008 and 2007

	2008	2007
Total assets	$ 6,587,194	5,181,433
Deduct: Aggregate indebtedness	(637,832)	(988,376)
Net worth	5,949,362	4,193,057
Deduct: Fidelity bond deduction	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-allowable assets	(3,660,565)	(3,512,178)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(41,327)	(2,026)
Net capital	$ 2,247,470	678,853
Net capital requirements:		
Broker-dealer minimum	$ 100,000	100,000
Net capital in excess of requirements	2,147,470	578,853
Net capital as computed above	$ 2,247,470	678,853
Net capital per December 31 FOCUS report (unaudited)	$ 2,247,470	678,853
Adjustments	-	-
Adjusted net capital, December 31	$ 2,247,470	678,853

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2008 and 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Member
CapFinancial Partners, LLC:

In planning and performing our audit of the financial statements of CapFinancial Partners, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2009

END